November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (215) 981-7794

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

      Re: Comcast Corporation
                  Definitive 14A
                  Filed March 29, 2007
                  File No. 1-32871

Dear Mr. Roberts:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor